02022198

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51783

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAR 1 2002
526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMAC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 West 80th Street, Suite 996
(No. and Street)

Bloomington (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sanwald 215-682-1585
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lasko, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c

GMAC Investment Services, Inc., as c

December, 19 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

Signature

President

Title

Marion J. Christensen

Notary Public

MARION J. CHRISTENSEN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMAC Investment Services, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

February 13, 2002

To the Board of Directors and Stockholder
of GMAC Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GMAC Investment Services, Inc. ("the Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc. As disclosed in Note 8 of the statement of financial condition, the Company has extensive transactions with certain affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

GMAC Investment Services, Inc.
Statement of Financial Condition
December 31, 2001
(Dollars in thousands, except par value amounts)

Assets

Cash	$	789
Accounts receivable - affiliates		144
Deposits		5
Intercompany income taxes receivable		333
Property and equipment, net		95
Total Assets	$	1,366

Liabilities and Stockholder's Equity

LIABILITIES		
Accrued expenses	$	23
Total liabilities		23
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		-
Capital paid in excess of par value		3,500
Accumulated deficit		(2,157)
Total stockholder's equity		1,343
Total Liabilities and Stockholder's Equity	$	1,366

See notes to statement of financial condition.

(Dollars in thousands)

1. Organization and description of business

GMAC Investment Services, Inc. (the "Company") is an introducing broker-dealer based in Bloomington, Minnesota that offers financial products for sale to customers of GMAC Mortgage Corporation, an affiliated company. The Company limits its activities to the distribution of mutual fund products and the management of an affiliate's, GMAC Bank, on-line brokerage joint marketing agreement. The Company is registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company was capitalized on May 13, 1999 by a $1,000 capital contribution from GMAC Residential Holding Corp. Subsequent capital contributions of $1,500 and $1,000 were made on December 22, 2000 and June 29, 2001, respectively.

The Company is a wholly-owned subsidiary of GMAC Residential Holding Corp., which is a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of General Motors Acceptance Corporation, which is a wholly-owned subsidiary of General Motors Corporation ("GM").

2. Significant accounting policies

Risks and uncertainties- The preparation of the Company's statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash- Cash consists of cash in banks.

Accounts receivable - affiliates- Accounts receivable - affiliates consists of net amounts owed by affiliates for management services and other items.

Deposits- Deposits consist of amounts deposited with the NASD. These deposits will be drawn down from time to time in satisfaction of license and other Company expenses owing to the NASD.

Income taxes- Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated federal and several unitary and/or combined state income tax returns of GM. The Company provides for its taxes pursuant to a tax sharing arrangement with GM and periodically settles amounts that are currently payable or receivable.

(Dollars in thousands)

Fair value of financial instruments- SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. The estimated fair values of the Company's financial instruments approximate their carrying amounts.

Property and equipment- Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets of between 2 to 5 years.

3. Customer transactions

Customer securities transactions are processed directly through various fund companies on a fully disclosed basis. The fund companies reflect all customer securities transactions on their books and record the transactions in accounts that are carried in the names of the customers. Accordingly, the Company does not hold funds for, or owe funds to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter. At December 31, 2001, the Company had net capital of $766, which was $761 in excess of its required capital of $5.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.03:1.

5. Property and equipment

Property and equipment as of December 31, 2001 consist of the following:

Furniture, fixtures and equipment	$	182
Less: Accumulated depreciation		(87)
Total	$	95

6. Income Taxes

The following summarizes the Company's income tax benefit for the year ended December 31, 2001:

Income tax benefit:	
Current	
Federal	$ 333

7. Commitments and contingencies

The Company is obligated under a renewable one-year, non-cancelable operating lease for its office. The lease requires minimum rental payments of $13 in 2002.

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully disclosed basis with various fund companies. The fund companies carry the accounts of the Company's customers and are responsible for execution and collection and payment of funds relative to these transactions. The Company seeks to minimize the risks associated with its introducing activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies.

8. Related party transactions

The Company is party to a service agreement with an affiliate, GMAC Mortgage Corporation, in which certain costs associated with accounting, information systems/data processing, telecommunications, tax, legal and other services related to the Company's activities were incurred by the affiliate and charged to the Company pursuant to the terms of the services agreement.

The Company provides management services to an affiliate, GMAC Bank, in support of the affiliate's on-line brokerage joint marketing agreement.

The Company purchased assets at fair value from an affiliate, GMAC Mortgage Corporation, on January 1, 2001 in the amount of $182.

The financial position of the Company and its results of operations are not indicative of that which would have been had the Company operated independently.